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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 20 Mar 2003 01:19:43 AM EST

. To:
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From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

Subject:
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Number of pages (incl. cover sheet): 5

dw 4/14

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Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Santos

Week Ending 20th March 2003

Wildcat Exploration Wells

No Exploration Wells are currently being drilled.

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 20th March, 2003 Santos Limited also participated in 1 Appraisal well and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 20th March 2003

Appraisal Well

Marabooka East 1

Type	Gas Appraisal	
Location	South Australia, Cooper Basin PPL 22 (Former Nappacoongee-Murteree Block), 2.7km E of Marabooka 4, 2.3 km N of Strzelecki 1, and some 42km E of the Moomba Gas Plant.	
Status at 0600hrs 20/03/03	Preparing to run surface casing. The current depth and progress for the week is 655m. Marabooka East 1 spudded on 19/03/03.	
Planned Total Depth	2207m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

During the week ending 20th March, 2003 Santos Limited also participated in 1 Appraisal well and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 20th March 2003

Development Wells

Moon 3

Type	Gas Development	
Location	Queensland, Cooper Basin PL 84 (Former Total 66 Block), 0.9km W of Moon 1, 2.3 km SSW of Moon 2,125km SSW of the Ballera Gas Facility, and some 80km E of the Moomba Gas Plant.	
Status at 0600hrs 20/03/03	Moon 3 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 2859m with no progress for the week. The rig was released on 16/03/03 and has moved to Marabooka East 1.	
Planned Total Depth	2790m	
Interest	Santos Group	60.0625%
	Delhi	23.20%
	Origin Energy Resources Ltd	16.50%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Big Lake 71 ST2

Type	Gas Development	
Location	South Australia, Cooper Basin PPL 11 (Former Moomba Block), 0.66km E of Big Lake 26, 0.52 km N of Big Lake 34 and some 18km S of the Moomba Gas Plant.	
Status at 0600hrs 20/03/03	Drilling ahead in Big Lake 71 ST2. Big Lake 71 ST1 has been plugged back and abandoned after unsuccessfully attempting to recover stuck logging tools. The Big Lake 71 ST2 was initiated at 2493m. The current depth is 2544m with 51m progress for the week.	
Planned Total Depth	3090m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Della 24

Type	Gas Development	
Location	South Australia, Cooper Basin PPL 15 (Former NM Block), 0.62km W of Della 19, 0.75 km S of Della 11 and some 40km E of the Moomba Gas Plant.	
Status at 0600hrs 20/03/03	Della 24 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 2103m with 76m progress for the week. The rig was released on 16/03/03 and id currently rigging up on Moomba 169, a Gas Development well in PPL 7.	
Planned Total Depth	2100m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

Week Ending 20th March 2003

Development Wells (Continued)

Remmers 7

Type	Gas Development
Location	Texas, USA SW Nordheim, DeWitt County
Status at 0600hrs 19/03/03 (Houston Time)	Attempting to free stuck drillstring. The current depth is 3073m with 613m progress for the week.
Planned Total Depth	3810m
Interest	Santos Group WI 100%
Operator	Santos Group

Bayu Undan Development Program

Type	Gas/Condensate Development
Location	Timor Sea 6 well batch drilling program from Platform BU-WP1, 3km N of Bayu 1, and some 500km WNW of Darwin. All phase one wells are drilled from this platform and will TD in PSC 91-13 of the JPDA.
Status at 0600hrs 19/03/03	**Drilling ahead in W05.** BU-W04ST2: The current depth is 2511m with no progress for the week. BU-W05: The current depth is 2423m with 62m progress for the week. BU-W08 ST2: The current depth is 3230m with no progress for the week.
Planned Total Measured Depth	3909-6095m
Interest	Santos Group 11.8%
Operator	Conoco Phillips

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 20 Mar 2003 01:24:31 AM EST

. To:
. :

From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

Subject:
. :
. :
. :

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

newsrelease

Santos

www.santos.com

20 March 2003

Santos signs native title agreement for new acreage

Santos Limited is pleased to report the signing of a Native Title Act agreement with the Yandruwandha/Yawarrawarrka People, as a key step in obtaining a new exploration permit (CO2000-G), south of Moomba.

Santos will initially hold 100% equity in this new permit, which covers an area of 962 km^2.

"The agreement means that the Yandruwandha/Yawarrawarrka People will have the opportunity to benefit from future exploration as well as any future production from CO2000-G," Santos' Managing Director, Mr John Ellice-Flint, said.

"In addition, the Yandruwandha/Yawarrawarrka People will be involved in the cultural heritage clearance of areas in which exploration work will be undertaken on the new acreage."

"This work commitment involves drilling up to 14 exploratory wells and undertaking 320 kilometres of seismic on the new acreage area over the next five years," he said.

"Santos looks forward to being awarded this new Block and developing its exploration and production potential," Mr Ellice-Flint said.

Mr Michael Steele, a lawyer who represents the interests of the Yandruwandha/Yawarrawarrka People, expressed his satisfaction at the completion of the process. He acknowledged the benefits which will flow to the Yandruwandha/Yawarrawarrka People who are looking forward to forging a new and co-operative relationship with Santos.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graeme Bethune
Santos Limited
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)